Mail Stop 3561

May 17, 2006

Michael M. Ratner
Rizzo Inc.
14812 Calvert Street
Van Nuys, California 91411

      Re: **Defense Industries International, Inc.**
                  Post-Effective Amendment No. 1 to Registration Statement on
                  Form SB-2
                  Filed May 11, 2006
                  File No. 333-128011

                  Form 10-KSB for Fiscal Year Ended December 31, 2005
                  Filed May 2, 2006
                  File No. 0-30105

Dear Mr. Ratner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form SB-2

Undertakings

1. Please disclose the full undertakings in Item 512 of Regulation S-B, as applicable. For example, you should include Item 512(a) and (g) of Regulation S-B. See SEC Release 33-8591 (July 19, 2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Form 10-QSB for Fiscal Quarter Ended September 30, 2005

2. We note that in Forms 10-KSB for Fiscal Year Ended December 31, 2005 and 10-QSB for Fiscal Quarter Ended September 30, 2005, you disclosed "[o]ur chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure." Please tell us the basis for your officers' conclusions given that these reports were untimely filed. We also note that Form 10-QSB for fiscal quarter ended March 31, 2006 has yet to be filed as well.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Controls and Procedures, page 37

3. It appears that you have not provided disclosure per Item 308(c) of Regulation S-B. In this regard, we refer you to comment 28 in our letter dated September 29, 2005. Please revise accordingly.

4. Please disclose the conclusions of your principal executive and financial officers regarding the effectiveness of your disclosure controls and procedures using the same reasonable assurance standard that you use in the second paragraph of the section. In this regard, please refer to comment 31 in our letter dated September 29, 2005.

Exhibits 31.1 and 31.2

5. Please revise the 302 certifications as the exact wording of the certification provided in Item 601(b)(31) of Regulation S-B is required. For example, the term "registrant" should be replaced with "small business issuer." Please revise accordingly.

Michael M. Ratner
Rizzo, Inc.
May 17, 2006
Page 3

******

As appropriate, please amend your registration statement and Form 10-KSB in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven J. Glusband, Esq.
        Fax: (212) 732-3232